Filed by Radian Group Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                         Subject Company:  Enhance Financial Services Group Inc.
                                                   Commission File No. 333-52762


      On February 28, 2001, Radian Group Inc., a Delaware corporation, issued the following press release:

PHILADELPHIA, Feb. 28 -- Radian Group Inc., Philadelphia (NYSE: RDN), said today that it had completed the acquisition of Enhance Financial Services Group Inc.

      Under the agreement originally announced on November 13, 2000, each of Enhance Financial's outstanding shares of common stock will be exchanged for
0.22 share of Radian's common stock. Enhance Financial's stock will be suspended from trading by the New York Stock Exchange before the opening of trading tomorrow.

      The combined organization will have approximately $3.6 billion in assets and $ 1.8 billion in equity. The acquisition is expected to be accretive immediately. Commenting on the transaction, Radian Chairman and Chief Executive Officer Frank P. Filipps said, "The addition of Enhance Financial significantly expands Radian's opportunities across the credit enhancement spectrum and broadens the scope of what we can deliver to the capital markets in the U.S. and abroad. This is a good strategic fit and a great deal for our stockholders, and it presents excellent opportunities for our clients and employees."

      Enhance Reinsurance Company and Asset Guaranty Insurance Company will continue to operate under their current management and brand names and will continue to be headquartered in New York City.

      Radian Group Inc. (NYSE: RDN) is the parent company of Radian Guaranty Inc., Enhance Reinsurance Company, Asset Guaranty Insurance Company and ExpressClose.com. The company's products and services enable homebuyers to purchase homes more quickly and with smaller downpayments; protect lenders against loan default; lower the costs of mortgage origination and servicing; and provide insurance and reinsurance to investors in corporate, municipal and asset-backed securities.


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/CONTACT: Media: Bill Campbell, 212-254-6670, or Investors: Emily Riley,
215-564-6600, ext. 3328, both of Radian Group/

                                      # # #

               PRIVATE SECURITIES LITIGATION REFORM ACT SAFE HABOR
                                   STATEMENT
This press release includes forward-looking information and statements that are intended to be covered by the safe harbor for "forward-looking statements" provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Forward-looking statements are generally identified by the words "expect," "anticipates," "believes," "intends," "estimates" and similar expressions. The forward-looking information and statements in this press release are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Radian and Enhance Financial Services, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the U.S. Securities and Exchange Commission (SEC) made by Radian and Enhance Financial Services; risks and uncertainties with respect general economic conditions such as changes in interest rates and the performance of the financial markets, changes in domestic and foreign laws, regulations and taxes, changes in pricing environments, the occurrence of significant natural disaster, civil unrest and general market and industry conditions.

                             ADDITIONAL INFORMATION
Information regarding the identity of the persons who may, under SEC rules, be deemed to be participants in the solicitation of shareholders in connection with the proposed merger of Enhance Financial Services with a wholly owned subsidiary of Radian Group inc., and their interests in the solicitation, are set forth in a Form S-4 filed with the SEC by Radian on December 27, 2000 and amended on January 25, 2001. Radian and Enhance Financial Services have filed a definitive proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC and mailed the definitive proxy statement/prospectus to each company's shareholders. INVESTORS ARE URGED TO READ THE PROXY MATERIALS THAT ARE AVAILABLE AND ARE FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION ON THE


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PROPOSED MERGER TRANSACTION. Investors are also able to obtain the documents free of charge at the SEC's website (www.sec.gov). INVESTORS SHOULD READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING ANY VOTING OR INVESTMENT DECISION.